Exhibit 12.1

Hormel Foods Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Fiscal Years Ended										Three Months Ended
	October 29, 2006		October 28, 2007		October 26, 2008		October 25, 2009		October 31, 2010		January 30, 2011
Earnings:
Earnings before income taxes	430,073		471,766		460,671		528,147		624,551		229,611
Less: Equity earnings of less than 50% owned equity investees	(4,083)		(5,399)		(7,370)		(4,793)		(13,126)		(6,905)
Add: Distributed income of equity investees	811		730		970		—		—		4,031
Add: Amortization of capitalized interest	205		205		205		205		205		51
Less: Noncontrolling interest	—		(1,929)		(3,135)		(3,165)		(4,189)		(1,245)

Total Earnings	427,006		465,373		451,341		520,394		607,441		225,543

Fixed charges:

Interest expense (1)	25,636		27,707		28,023		27,995		26,589		6,579
Estimated interest portion of rental expense	7,778		7,678		7,293		7,653		8,382		1,853

Total Fixed Charges	33,414		35,385		35,316		35,648		34,971		8,432

Earnings Available for Fixed Charges	460,420		500,758		486,657		556,042		642,412		233,975

Ratio of Earnings to Fixed Charges	13.8	x	14.2	x	13.8	x	15.6	x	18.4	x	27.7	x

(1) Includes interest on debt and amortization of debt issuance costs.  Interest associated with income tax liabilities is excluded.